Vf 3-13-02

02019598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38485

RECEIVED MAR 1 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
United Planners' Financial Services of America,
A Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

RECD S.E.C. MAR 1 1 2002

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Schaefer (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/21/02

OATH OR AFFIRMATION

I, Thomas C. Schaefer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
ROSEMARY L. TIPTON
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires April 25, 2005

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims or Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Deloitte & Touche LLP
Suite 1200
2901 North Central Avenue
Phoenix, Arizona 85012-2799

Tel: (602) 234-5100
Fax: (602) 234-5186
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of December 31, 2001 and 2000 and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (page 11) of the Partnership as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 1, 2002

Deloitte
Touche
Tohmatsu

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA,
A Limited Partnership
S.E.C. I.D. No. 8-38485

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$2,462,260	$3,157,391
MARKETABLE SECURITIES	185,627	185,992
COMMISSIONS RECEIVABLE	488,521	625,375
PROPERTY, Net	343,897	238,876
SECURITY DEPOSITS	100,000	100,000
OTHER ASSETS	312,494	347,380
TOTAL	$3,892,799	$4,655,014

LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Commissions payable and other liabilities	$1,574,755	$2,652,953
Due to affiliate	344,509	316,216
Total liabilities	1,919,264	2,969,169
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL:		
General partner	939,162	761,824
Limited partners	1,034,373	924,021
Total partners' capital	1,973,535	1,685,845
TOTAL	$3,892,799	$4,655,014

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A Limited Partnership S.E.C. I.D. No. 8-38485

STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions and income from principal transactions	$39,052,428	$33,247,410
Investment income	110,208	163,349
Other income	688,786	613,637
Total revenues	39,851,422	34,024,396
OPERATING EXPENSES:		
Commissions	35,055,085	29,293,726
Employee compensation and benefits	2,660,622	2,291,294
Ticket charges	269,013	392,647
Office	265,382	269,206
Rent	230,058	201,969
Advertising and sales	224,261	227,208
Professional services	129,472	114,805
General and administrative	124,709	141,775
Depreciation and amortization	68,810	58,968
Other	145,207	251,640
Total operating expenses	39,172,619	33,243,238
NET INCOME	$ 678,803	$ 781,158

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA,
A Limited Partnership
S.E.C. I.D. No. 8-38485

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2001 AND 2000

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE, JANUARY 1, 2000	$ 824,309	$ 703,154	$ 1,527,463
Distributions	(417,002)	(205,774)	(622,776)
Net income, preferred return	25,865	24,955	50,820
Net income, residual allocation	328,652	401,686	730,338
BALANCE, DECEMBER 31, 2000	761,824	924,021	1,685,845
Distributions	(132,259)	(258,854)	(391,113)
Net income, preferred return	34,728	33,255	67,983
Net income, residual allocation	274,869	335,951	610,820
BALANCE, DECEMBER 31, 2001	$ 939,162	$ 1,034,373	$ 1,973,535

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA,
A Limited Partnership
S.E.C. I.D. No. 8-38485

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 678,803	$ 781,158
Adjustments to reconcile net income to net cash (used in) provided by operating activities - depreciation and amortization	68,810	58,968
Changes in assets and liabilities:		
Marketable securities	365	(185,992)
Commissions receivable	136,854	(69,536)
Other assets	28,611	(109,224)
Commissions payable and other liabilities	(1,078,198)	1,301,656
Due to affiliate	28,293	220,861
Net cash (used in) provided by operating activities	(136,462)	1,997,891
CASH FLOWS USED IN INVESTING ACTIVITIES - Purchase of property	(167,556)	(105,954)
CASH FLOWS USED IN FINANCING ACTIVITIES - Partners' capital distributions	(391,113)	(622,776)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(695,131)	1,269,161
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,157,391	1,888,230
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,462,260	$3,157,391

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA,
A Limited Partnership
S.E.C. I.D. No. 8-38485

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Exchange. The Partnership was formed on August 21, 1987. The General Partner of the Partnership is United Planners' Group, Inc. ("UPG"), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select Distributors, Inc. ("PSD").

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions, or of the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Partnership:

Cash and Cash Equivalents - Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Marketable Securities - Marketable securities, which are exclusively mutual funds at December 31, 2001 and 2000, are classified as trading and are stated at estimated fair value. Fair value is determined based on quoted market prices.

Commissions Receivable and Commissions Payable - Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments - The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short maturity of those instruments.

Property - Property is recorded at cost, and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Other Assets - The Partnership's membership in the Pacific Exchange is included in other assets and carried at cost, $26,355. The estimated fair value of the membership is approximately $38,000 and $152,000 at December 31, 2001 and 2000, respectively.

Incentive Payments to Registered Representatives - The Partnership has recruited several producers and signed agreements to pay incentive payments that the producers would have received from the broker-dealer which they previously represented, provided the producers comply with certain provisions under the agreements. The payments are recorded as a prepaid expense and included in other assets when paid and are amortized using the straight-line method over the agreement period (generally five years).

Partner Withdrawal or Termination - If a Limited Partner withdraws or is terminated, the Partnership will acquire the interest at 80 percent of the Limited Partner's capital account unless the withdrawal is by reason of retirement, death, or disability whereby the interest will be acquired at 100 percent of the Limited Partner's capital account.

Commissions and Principal Income - The Partnership, as an introducing broker-dealer, records commission and principal income gross on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various limited partnership offerings, insurance companies, and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes - The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions - As detailed in the Limited Partnership Agreement, allocable profits and losses (as defined in the Agreement) shall be allocated in a ratio of 45 percent to the General Partner and 55 percent to the Limited Partners. Limited and General Partners are to receive a minimum of 25 percent and 50 percent, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993 were allocated 100 percent to the General Partner. However, whenever the allocation of any loss would result in reducing the capital account balance of any Limited Partner below zero, such allocation, to the extent it would produce a negative capital account, shall be reallocated to, and reduce the capital account balance of, the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the General Partner. For the years ended December 31, 2001 and 2000, the Preferred Return was $67,983 and $50,820, respectively.

Comprehensive Income - There are no differences between comprehensive income and net income on the accompanying statements of income.

Securities Transactions - Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement - Effective January 1, 2001, the Partnership adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of SFAS No. 133*, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses are reported based upon the hedge relationship, if such a relationship exists. Changes in the estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are reported in income. SFAS No. 138 made certain changes to the hedging provisions of SFAS No. 133. Adoption of SFAS No. 133, as amended, did not have a material impact on the Partnership's financial statements.

Effective April 1, 2001, the Partnership adopted the requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* - a replacement of SFAS No. 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. Adoption of SFAS No. 140, as amended, did not have a material impact on the Partnership's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Partnership has not yet finalized the quantification of the impact, if any, on its financial statements of applying the new requirements of SFAS No. 144.

3. PROPERTY

Property comprises the following at December 31:

	2001	2000
Equipment	$362,215	$253,706
Furniture	156,145	125,581
Computer software	140,510	112,031
Total	658,870	491,318
Less accumulated depreciation and amortization	314,973	252,442
Property, net	$343,897	$238,876

4. SECURITY DEPOSITS

In connection with the use of the services of clearing broker-dealers, the Partnership is required to maintain security deposits with such broker-dealers.

5. NET CAPITAL REQUIREMENTS

The Partnership is an introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Partnership had regulatory net capital of $1,289,300 and $1,071,690, respectively, which was $1,161,349 and $873,745, respectively, in excess of its required net capital of $127,951 and $197,945, respectively. At December 31, 2001 and 2000, the Partnership's aggregate indebtedness was 1.49 and 2.77, respectively, times its net capital.

6. RESERVE REQUIREMENT

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

7. RELATED-PARTY TRANSACTIONS

Pacific Life and PSD pay certain expenses on the Partnership's behalf. At December 31, 2001 and 2000, the balances due to affiliate for reimbursement of such expenses were $344,509 and $316,216, respectively. For the years ended December 31, 2001 and 2000, total reimbursements were $2,478,940 and $2,127,761, respectively.

Commissions totaling $4,486,037 and $6,080,339 for the years ended December 31, 2001 and 2000, respectively, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable annuities and marketing allowances from Pacific Life to offset the expense of marketing Pacific Life products. Product allowances were $107,846 and $174,118 for the years ended December 31, 2001 and 2000, respectively. Marketing allowances were $34,249 and $75,557 for the years ended December 31, 2001 and 2000, respectively.

8. COMMITMENTS AND CONTINGENCIES

Settlements - In 2001, the Partnership entered into a settlement agreement with the NASD and the Securities Division of the Arizona Corporation Commission (the "Commission") regarding alleged NASD and Commission rules violations occurring in 1997, 1998, and 1999. Such settlement agreement did not have a material effect on the Partnership's results of operations or cash flows.

Litigation - UPFSA is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the financial position or results of operations of the Partnership.

Financial Instruments with Off Balance Sheet Credit Risk - As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases - The Partnership leases its office space under an operating lease agreement, which was amended during 2001 to include additional office space and expires on December 31, 2006. The following are future minimum lease obligations on non-cancelable operating leases:

2002	$ 258,564
2003	258,564
2004	268,806
2005	279,048
2006	279,048
Total	$ 1,344,030

Total rent expense for the years ended December 31, 2001 and 2000 was $230,058 and $201,969, respectively.

* * * * * *

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA,
A Limited Partnership
S.E.C. I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 1,973,535
Deductions, nonallowable assets:	
Property, net	343,897
Membership in stock exchange	26,355
Other assets	286,139
Total deductions	656,391
Less haircuts	27,844
NET CAPITAL	$ 1,289,300
AGGREGATE INDEBTEDNESS	$ 1,919,264
MINIMUM CAPITAL REQUIRED	$ 127,951
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 1,161,349
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.49 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited Focus Report, Part IIA, Form X17a-5 as of December 31, 2001.

Deloitte & Touche LLP
Suite 1200
2901 North Central Avenue
Phoenix, Arizona 85012-2799

Tel: (602) 234-5100
Fax: (602) 234-5186
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

February 1, 2002

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

United Planners' Financial Services Of America, A Limited Partnership S.E.C. I.D. NO. 8-38485

Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedule as of December 31, 2001, Supplemental Report on Internal Accounting Control, and Independent Auditors' Report